File No. 82-1264




05009397

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

June 27, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


RECEIVED
JUN 29 2005
PROCESSING
SECTION
213

SUPPL

Dear Sirs,

We have made public on June 27, 2005, the following messages.

- Notice Regarding the Repurchase of Shares

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (June 27, 2005)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: June 1, 2005 through June 22, 2005
3. Aggregate number of shares purchased: 2,977,000 shares
4. Aggregate purchase amount: 6,382,725,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 86th Ordinary General Meeting of Shareholders held on March 30, 2005 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 24 million shares

(3) Aggregate purchase amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2005, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 8,634,000 shares

(2) Aggregate purchase amount: 17,946,866,000 yen